Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Matt Dallas Tel: 212-850-5664 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND FULL YEAR
2006 FINANCIAL RESULTS

DUBLIN, IRELAND, January 22, 2007 -- Elan Corporation, plc announced today that it will host a conference call on Tuesday, February 20, 2007 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan’s fourth quarter and full year 2006 financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.